UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

✔ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Renu Robotics Corporation

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Texas

Date of organization
August 2, 2018

Physical address of issuer
12918 Delivery Drive, San Antonio, Texas 78247

Website of issuer
www.renurobotics.com

Address of counsel to the issuer for copies of notices
Eric Manchin, 1301 W. 25th St., Suite 406, Austin, Texas 78705

Current number of employees: 33

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$3,970,800	$3,103,431
Cash & Cash Equivalents	$2,016,331	$3,103,431
Accounts Receivable	$153,866	$0
Short-term Debt	$1,020,712	$230,000
Long-term Debt	$0	$350,000
Revenues/Sales	$581,906	$0
Cost of Goods Sold	$532,936	$0
Taxes Paid	$0	$0
Net Income	($2,282,383)	($774,450)


April 30, 2022

FORM C-AR

Renu Robotics Corporation





Explanatory Note


This Form C-AR (including the cover page and all exhibits attached hereto, the "Form CAR) is being furnished by Renu Robotics, Corp., a Texas Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC"). No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.renubot.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and 4 having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.
Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-

looking statements. *Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Renu Robotics Corporation (the "Company") is a Texas corporation, formed on August 2, 2018. The Company is currently also conducting business under the name of RenuBot.

The Company is located at 12918 Delivery Drive, San Antonio, Texas 78247.

The Company's website is www.renubot.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Renu Robotics is a Texas-based robotics company, which aims to help utility providers save on maintenance costs by providing autonomous robotic mowers for solar farm facilities. These mowers, which do not require local supervision, are designed to help clients scale back maintenance labor costs. Further, by allowing clients to purchase the autonomous machines—which are designed to require little ongoing maintenance—Renu hopes to enable its customers to reduce variable costs to better budget for the future. Starting with its line of mowers, the Company hopes to optimize maintenance, stabilize and reduce costs, and lessen carbon emissions for its customers. In the future, the Company plans to expand beyond mowers, creating systems designed to clean, inspect, and secure solar farm assets.

RISK FACTORS

Risks Related to the Company's Business and Industry

We rely on other companies to provide major components and subsystems for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components and subsystems which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component, or subsystem.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of

personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The development and commercialization of our autonomous mowers is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved mowing products and thus may be better equipped than us to develop and commercialize autonomous mowers. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program**.** An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

We may implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Marty Neese, Tony Padgett, Jeff Dayov, Laura Velarde-Eyman, Dan Rabinowitz, Mike Kienitz, Robert Scofield and Tim A Matus who are our directors and executive officers. The Company has or intends to enter into employment agreements with Tony Padgett, Mike Kienitz, Michael Blanton, Jr., and Tim A Matus although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Marty Neese, Tony Padgett, Jeff Dayov, Laura Velarde-Eyman, Dan Rabinowitz, Mike Kienitz, Michael Blanton, Jr., Robert Scofield and Tim A Matus or any member of the board of directors or executive officer could harm

the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time- consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Marty Neese, Tony Padgett, Jeff Dayov, Laura Velarde-Eyman, Dan Rabinowitz, Mike Kienitz, Robert Scofield, Michael Blanton, Jr. and Tim A Matus in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Marty Neese, Tony Padgett, Jeff Dayov, Laura Velarde-Eyman, Dan Rabinowitz, Mike Kienitz, Robert Scofield, Michael Blanton, Jr. and Tim A Matus die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Product liability claims could adversely impact our business and reputation.

Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in industries such as utility-scale solar, energy, oil & gas, aviation, and municipalities where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

Cyclical and seasonal fluctuations in the economy and due to growing seasons, may have an effect on our business.

Both cyclical and seasonal fluctuations of our customer needs and requirements may affect our business. Mowing is needed more during high growth and rainy seasons and less during winter and dry seasons. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as for lidar, radar, and batteries, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions. Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

BUSINESS

Description of the Business

Renu Robotics is a Texas-based robotics company, which aims to help utility providers save on maintenance costs by providing fully autonomous robotic mowers for solar farm facilities. These mowers, which do not require supervision, are designed to help clients scale back maintenance labor costs. Further, by allowing clients to purchase the autonomous machines—which are designed to require little ongoing maintenance—Renu hopes to enable its customers to reduce variable costs to better budget for the future. Starting with its line of mowers, the Company hopes to optimize maintenance, stabilize and reduce costs, and lessen carbon emissions for its customers. In the future, the Company plans to expand beyond mowers, creating systems designed to clean, inspect, and secure solar farm assets.

Business Plan

Currently, Renu Robotics sells units to utility-scale solar power providers for use at their solar farms. In the future, the company plans to expand to agriculture, where it will target small-scale agricultural operations. Renu sells units under a direct sales model and under a service model.

In the future, Renu Robotics hopes to transition to a leasing model, in which clients will pay a monthly or yearly fee to use a fleet of Renu units, while Renu will retain ownership of the units. The company also hopes to begin outsourcing the component assembly of its robots, while keeping the design, development, and final assembly in-house.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Autonomous Electric Tractor with Mower	The company's autonomous tractor has a 25-kWh battery and can mow 100-125 acres per month. The system weighs 1100 lbs. It is 28" tall allowing mowing under solar panels	The system has been developed for utility-scale solar farms.

Renubot - The autonomous electric tractor will be fitted with a mowing deck as the first product offering for Renu Robotics. The system is currently being testing and will be prepared for launch with utility-scale solar farms in the U.S. Proceeds will help to finalize documentation, begin manufacturing, and fully launch the sales process.

Spraybot - A second product offering will be designed to utilize the autonomous electric tractor fitted with a spray system with an articulating arm. The system will be designed to spray natural herbicides around posts and fence lines providing an overall solution for vegetation management along with the Renubot. A series of additional products are provided in the company's products roadmap, but will require additional funding to develop.

Renu Robotics' first sales are anticipated to be direct to asset owners of utility-scale solar farms and operations and maintenance (O&M) companies within the renewable energy space. O&M companies will provide a level of maintenance with systems in the field to include warranty repairs and replacement of wear items.

Competition

The Company's primary competitors are standard riding mower systems provided by large companies like John Deere, Ariens, and Toro while other competitors, such as Alamo Industrial and The Spider, produce mowers that offer remote control systems. Small autonomous mowing systems exist that will cut a few acres. John Deere and Husqvarna offer these systems along with several other companies. Graze, a fairly new competitor to the market, looks to serve commercial landscape customers, but has not produced a product for sale.

Customer Base

Our customers are anticipated to be the asset owners of large utility-scale solar power plants. They own the facilities and outsource vegetation management along with other maintenance services.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
Application #62/918161	Systems and Methods for Automated Grounds Maintenance	A provisional patent describes an automated mowing system that operations from the solar grid. Separate parts of the provisional describe the charging system, battery life control, cantilever mower deck, grass height measurement, and the automated tractor systems. A utility patent is being prepared as a follow-up to this provisional patent with continuations.	1/20/19	N/A	United States of America
Application # 62/904451	Autonomous Vehicle Systems and Methods	The provisional patent pertains to methods and techniques for guiding an autonomous vehicle for operation around utility-scale solar farms. Different portions discuss ground truth correlation, self-protecting remote teleop, panel fitting, and mow pattern planning. The methods allow positioning the systems through difficult infrastructure and when high accuracy gps signal is lost. Additional descriptions relate to route planning for the mowing.	9/23/19	N/A	United States of America

Trademarks

Application or Registration #	Mark	Goods / Services	File Date	Reg. Date	Country
Registration #5,713,602	Renu Robotics	CLASS 7: Autonomous machinery, namely, a tractor used to carry multiple implements for small-scale farming and maintenance operations for the renewable energy industry	8/1/18	4/2/19	United States of America
Application Serial #90560336	Renubot	CLASS 7: Autonomous machinery, namely, a tractor used to carry multiple implements for small-scale farming and maintenance operations for the renewable energy industry	3/4/21	N/A	United States of America

Governmental/Regulatory Approval and Compliance

The Company is subject to laws and regulations affecting its domestic operations in the areas of labor, advertising, digital content, consumer protection, real estate, billing, e-commerce, promotions, quality of services, telecommunications, mobile communications and media, intellectual property ownership and infringement, tax, import and export requirements, anti-corruption, foreign exchange controls and cash repatriation restrictions, data privacy requirements, anti-competition, environmental, health and safety. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 12918 Delivery Drive, San Antonio, Texas 78247

Because this Form C-AR focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Tony Padgett

Education: Bachelor of Science in Business Management, University of Phoenix

All positions and offices held with the Company and date such position(s) was held with start and ending dates

February 2019 – Present
COO, Member Board of Directors, Renu Robotics

July 2018 – February 2019
Executive Vice President, Renu Robotics

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

February 2019 - Present
COO, Renu Robotics
• Design & implement business strategies, plans and procedures
• Set comprehensive goals for the performance and growth
• Oversee daily operations of the company and IT
• Lead employees to encourage maximum performance and dedication
• Establish performance metrics
• Work closely in the proposal process & build customer relationships

July 2018 – February 2019
Executive Vice President, Renu Robotics
• Set initial conversations with customers and manage relationships
• Developed proposals for new business development
• Defined pricing and develop product delivery strategies

Dates: June 2018 – Present
Consultant Company: Self Employed
• Work closely with client to provide project management on solar implementation
• Manage all aspects of construction of a large utility-scale solar facility, including timelines, budgets, inspections, reviews, certifications, and final commissioning.

Dates: May 2016 - June 2018
Vice President of Operations Company: MaxGen Energy Services
- Directed cross-functional teams of senior executives with of more than 150 employees
- Managed financial operations, evaluated monthly results and maintain budgetary requirements
- Expanded services areas to multiple states throughout US, Canada, Chile, & Dubai
- Managed operations and maintenance departments including warehouse operations, and successfully combining 4 companies into one operation

Name
Laura Velarde-Eyman

Education: Master of Business Administration, Baker College

Bachelor of Science Nursing, University of the Incarnate Word

All positions and offices held with the Company and date such position (s) was held with start and ending dates

October 2021 – Present

Member Board of Directors, Renu Robotics

Principal Occupation and employment responsibilities during at least the last three years with start and ending dates

May 2021 – Present

Director of Strategic Sourcing, Renu Robotics

- Responsible for all aspects of supply chain including strategy, business development with vendors, and identifying cost savings solutions

- Manage internal and external customer/vendor relationships

- Accountable for supply expense management

February 2013 – May 2021

Clinical Resource Director, HCA Healthcare/HealthTrust Purchasing Group

- Responsible for working with facility leadership/supply chain team to implement the strategic direction of supply expense management program

- Monitors utilization and cost data to identify waste and opportunities to improve supply savings

- Expertise in clinical integration of supply chain, strategic sourcing, supply chain optimization, value analysis design/implementation, and new product/ technology management

Name

Tim A Matus

Education: Master of Business Administration, University of Wisconsin, Oshkosh
Bachelor of Science in Mechanical Engineering, South Dakota State University

All positions and offices held with the Company and date such position(s) was held with start and ending dates

August 2018 to Present
CEO/President, Founder

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

August 2018 to Present
CEO, Founder, Renu Robotics
- Lead the development of short and long-term company strategy
- Communicate on behalf of the company to shareholders, customers & public
- Create and drive company's vision and mission
- Hire and evaluate the work of executive leaders in the organization
- Asses company risks, ensure they are monitored and minimized
- Set strategic goals, set measures in place to track and communicate progress
- Drive awareness of competitive   landscape, expansion opportunities, industry developments, and technology advancements
- Ensure the company maintains high social responsibility in all aspects of the business

June 2015 – December 2018
Board of Directors, Speedy Store
- Advised on business setup and strategy for innovative startup
- Provided connections for vendors and materials supply
- Oversee engineering of vending systems development approach

May 2016 – November 2017
Operations Manager, MediaFusion
- Developed and implement strategy for the company
- Set product plans including pricing and positioning
- Managed product development team and set priorities
- Hired and managed sales team including outbound sales and online.

Name

Marty Neese

Education:
Master of Business Administration, University of Florida
Bachelor of Science, United States Military Academy, West Point, NY

All positions and offices held with the Company and date such position(s) was held with start and ending dates

August 2018 - Present
Board member, Renu Robotics

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

November 2015 to Present
Corporate Director – Ballard Power, publicly traded PEM fuel cell company

May 2021 to Present
CEO Verdagy, Inc.
• Lead the product development, commercialization of green hydrogen electrolyzer technology
• Lead fund-raising for commercialization efforts
• Lead team of researchers, electrochemists, process engineers and operators in running Lab and Pilot plant R&D and Operations

November 2017 to Present
Co-Founder/Co-Owner of Nuvosil
• Lead the development of short and long-term company strategy
• Communicate on behalf of the company to shareholders, customers & public
• Create and drive company's vision and mission
• Hire and evaluate the work of executive leaders in the organization
• Asses company risks, ensure they are monitored and minimized
• Set strategic goals, set measures in place to track and communicate progress
• Drive awareness of competitive landscape, expansion opportunities, industry developments, and technology advancements

February 2017 – September 2017
Chief Operating Officer, Velodyne LiDAR
• led the turnaround of operations, quality, customer fulfillment, NPI and supply chain capabilities
• improved the productivity of a legacy factory
• launched two new product lines in a retrofitted brownfield factory

June 2008 – February 2017
Chief Operating Officer, Sun Power Corporation
• launched global factory expansions and scale-up of multiple generations of new products across four continents
• led 10,000 employees including a 300 person R&D Team

- developed and implemented the SunPower Production System
- drove employee engagement
- improved end-to-end productivity and increased speed of execution for research and development.

February 2007 - June 2008
Executive Vice President of Worldwide Operations, Flextronics International
- P&L responsibilities for over 100 factories globally

Name

Mike Kienitz

Education:
Master of Business Administration, Thunderbird School of Global Management, Arizona State University
Bachelor of Science in Supply Chain Management, Michigan State University

All positions and offices held with the Company and date such position(s) was held with start and ending dates

June 2020 to Present
Board Member / Executive Vice President

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

June 2020 to Present
Board Member / Executive Vice President
- Lead the development of short and long-term company strategy
- Communicate on behalf of the company to shareholders, customers & public
- Set sourcing and sales strategy
- Create operational metrics to manage the business
- Asses business risks, ensure they are monitored and minimized

July 2018 – May 2020
Senior Vice President of Operations, YETI
- Lead Manufacturing, Logistics, Sourcing, Quality and Planning for YETI corporation.
- Deployed operations strategies to enable corporate strategies
- Implemented infrastructure enabling business to scale

January 2012 – May 2018
Chief Procurement Officer / Vice President of Supply Chain, Sun Power Corporation
- Deployed Supply Chain strategy to enable business to effectively scale.
- Led implementation of additional distribution centers
- Managed sourcing, logistics, quality and planning organization

Name

Dan Rabinowitz

Education:
Master of Business Administration, Kellogg Graduate School of Business at Northwestern University
Bachelor of Science in Business Administration, University of Illinois

All positions and offices held with the Company and date such position(s) was held with start and ending dates

April 2021 – Present
Board Member, Renu Robotics

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

October 2008 – Present
Chief Financial Officer and Executive Vice-President, Operations, Haivision
- Responsible for the Finance, Human Resources, Information Systems, Business Operations, Technical Support, Professional Services and Production functions within the Company.
- Responsible for ongoing financing activities – equity and debt
- Responsible for strategic acquisitions
- Responsible for ongoing communications with Board Member and Investors

Name

Robert Scofield

Education: Bachelor of Arts, Music, Washington State University

All positions and offices held with the Company and date such position(s) was held with start and ending dates

April 2021 – Present
Board Member, Renu Robotics

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

June 2016 – Present
Consultant, Business management reorganization, San-I Pak Pacific Inc., Tracy CA
•   Restructured management team after Death of President
•   Consultant to the CEO, selected new President, and advised in reorganization of operations
•   Consultant to the legal team regarding estate buyout, Corporate Valuation, and negotiations
•   Consultant to modernization of design & manufacturing processes

December 2006 – 2020
Consultant/CEO TriFlo International, Inc. Conroe, TX
•   Evaluated Company operations including management team for Board of director
•   Conducted Forensic financial evaluation of past management
•   Appointed CEO and advisor to a new President and Management team

June 2001 – 2003
Consultant & Board Member, Sound Environmental Product, Seattle, WA
•   Evaluated Company operations including management team for stockholder
•   Advised on new management team

October 1987 – 2001
President, CEO, Dorian Metal Fabricating, Inc. Seattle, WA
•   Largest manufacture of Crab & Fish Pots used in USA and Russian Pacific Fisheries (as seen on the Deadliest Catch)

Other Officers

Name

Jeff Dayov

Education: Master of Business Administration, Financial Analysis, University of Southern California
Bachelor of Arts Business Administration & Management, La Sierra University

All positions and offices held with the Company and date such position(s) was held with start and ending dates

August 2018 – Present
CFO, Renu Robotics

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

August 2018 – Present
CFO, Renu Robotics
- Oversee and direct all financials actions of the company
- Plan and implement capital structure of the company
- Manage all record keeping, bookkeeping and accounting
- Address all tax related concerns for the entity
- Controller – Report accurate and timely historical financial information
- Assure compliance and reporting for shareholders, analysts, creditors, employees, and the members of management

June 2019 – Present
Director of FP&A, E-Technologies Group
- Direct all works for budgeting, forecasting, and analysis supporting major corporate works
- Analyze data and information to support executives in major operational, financial, and strategic decisions
- Address systems and processes to assure tracking & reporting
- Setup and provide analysis for internal controls
- Monitor cash flows, provide financial reporting, and address financial activities

May 2018 – June 2019
Corporate FP&A, Khoros
- Provided budgets, forecasting and analysis to support corporate initiatives
- Assisted accounting and financial planning
- Improved reporting systems for P&L, and budgeting
- Assisted in financial compliance

September 2015 – April 2018
Corporate FP&A, SunPower Corporation
- Assisted executes in merger & acquisition decisions through data collection and analysis.
- Developed budgets, provide forecasting, and support accounting activities
- Oversee reporting processes including P&L

Name

Michael Blanton, Jr.

Education: Bachelor of Science Electrical Engineering, University of Texas – San Antonio

All positions and offices held with the Company and date such position(s) was held with start and ending dates

February 2020 – Present
CTO, Renu Robotics

January 2019 - February 2020
Engineering Group Manager, Renu Robotics

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

February 2020 – Present
CTO, Renu Robotics
•   Oversee and direct all product research and development
•   Coordinate with COO on product deployment
•   Plan and implement technical strategy
•   Oversee patent and intellectual property programs
•   Align product pipeline development with corporate strategy
•   Provide reporting to the Board of Directors regarding technical direction, strategy and product development
•   Manage all engineering and software development

January 2019 - February 2020
Engineering Group Manager, Renu Robotics
•   Manage all engineering and software activities for initial product development
•   Coordinate development activities with sub-contractors

May 2018 – January 2019
Engineering Group Manager, Oilfield Equipment Marketing, Inc
•   Manage engineering support for active product line and new product development
•   Oversee design efforts for improving product reliability and durability

May 2010 – January 2018
Research Engineer, Southwest Research Institute
•   Manage technical research and development projects for commercial and government clients
•   Conduct internal research and development programs
•   Lead promotional efforts for acquiring commercial and government contracts

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 33 employees in Texas, United States of America.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Shares
Amount outstanding	15,417,209
Amount authorized	30,000,000
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	72.1%

Type of security	Options
Amount outstanding	3,134,463 Class A Common Shares
Voting Rights	One vote per share.
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	9.8%

Type of security	Class B Shares Common Stock
Amount outstanding	1,545,868
Amount authorized	10,000,000
Voting Rights	No voting rights
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0.72%
Other Material Terms	Authorized to issue up to 10,000,000 Class B Shares

Type of security	Options
Amount outstanding	5,199,099 Class B Common Shares
Voting Rights	No voting rights.
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	2.43%
Other Material Terms	1/10 value of Class A Shares

In January 2020, in exchange for admittance to Capital Factory's accelerator program, the company issued a warrant to Capital Factory for 1,205,868 shares of Class B common shares, exercisable at $0.0025 per share at any time prior to January 27, 2030.

The company's debt outstanding: Convertible Note - $1,020,712 (current value).

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock (A Shares)	429,585	$353,000.00	Product Development, Salaries, Components for Robotics, Rent, Supplies	October 1, 2018	Rule 504
Common Stock (A Shares)	181,689	$150,000.00	Product Development, Salaries, Components for Robotics, Rent, Supplies	August 13, 2019	Rule 504
Common Stock (A Shares)	93,750	$75,000.00	Product Development, Salaries, Components for Robotics, Rent, Supplies	March 4, 2019	Rule 504
Common Stock (A Shares)	109,418	$109,304	Product Development, Salaries, Components for Robotics, Rent, Supplies	December 21, 2019	n/a (pursuant to this crowdfunding round)
Common Stock (A Shares)	3,724,162	$3,209,699	Product Development, Salaries, Components for Robotics, Rent, Supplies	Sept. 2020 – Aug. 2021	Rule 504

Ownership

A majority of the Company is owned by the founders, Tim A Matus and Mike Eyman. A mix of the management team and individual investors make up the rest of the ownership of Class A Shares. Non-voting Class B Shares have been set aside for employees and those contributing to the launch of the Company.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned as of April 30, 2022
Tim A Matus	32%
Michael Eyman	29.19%
Vern Hall	22.75%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company raised $6,397,003, including its seed-round offerings, and $1,000,000 on a convertible note. A line of credit in the principal amount of $250,000, that was backed by the Company's founders has provided for liquidity through April 2021. Such has since been paid off. In December 2019, the company began generating revenue through the sale of its mower units and has presale deposits on 6 units. Renu began producing its Generation-3 mower in November, 2021.

Liquidity and Capital Resources

In Q4 of 2019, the Company began an offering pursuant to Regulation CF, the campaign ended March 2020. Through the rest of 2020 we had capital investments of various sizes. We are working with several investors for future equity raises as sales and manufacturing begin to ramp.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future outside of ramping production efforts and investments into developing our monitoring platform.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment.

Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Securities

Related Person/Entity	Tony Padgett
Relationship to the Company	COO & Board Member
Total amount of money involved	$150,000.00
Benefits or compensation received by related person	Class A Share ownership only
Benefits or compensation received by Company	Investment Capital
Description of the transaction	Class A Shares were purchased in an October 2018 transaction for $100,000 and in a December 2019 transaction for $50,000.

Related Person/Entity	Laura Eyman
Relationship to the Company	Spouse of Michael Eyman, a more than 20% owner and founder, Board Member
Total amount of money involved	$40,000.00
Benefits or compensation received by related person	Class A Share ownership only
Benefits or compensation received by Company	Investment Capital
Description of the transaction	Purchase of Class A Shares

Related Person/Entity	Nancy Keiser
Relationship to the Company	Mother of Michael Eyman, more than 20% owner and founder
Total amount of money involved	$13,000.00
Benefits or compensation received by related person	Class A Shares ownership only
Benefits or compensation received by Company	Investment Capital
Description of the transaction	Purchase of Class A Shares

Related Person/Entity	Tim A Matus
Relationship to the Company	Board Member & CEO/President, Founder
Total amount of money involved	$100,000.00
Benefits or compensation received by related person	Class A Share ownership only
Benefits or compensation received by Company	Investment Capital
Description of the transaction	Class A Share Investment

Related Person/Entity	Marty Neese
Relationship to the Company	Board Member
Total amount of money involved	$100,000.00
Benefits or compensation received by related person	Class A Share ownership only
Benefits or compensation received by Company	Investment Capital
Description of the transaction	

Related Person/Entity	Michael Blanton
Relationship to the Company	CTO
Total amount of money involved	$15,000.00
Benefits or compensation received by related person	Class A Share ownership only
Benefits or compensation received by Company	Investment Capital
Description of the transaction	

Related Person/Entity	Michael Kienitz
Relationship to the Company	Board Chair & CCO
Total amount of money involved	$104,698.63
Benefits or compensation received by related person	Class A Share ownership only
Benefits or compensation received by Company	Investment Capital
Description of the transaction	

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Tim A Matus

(Signature) /s/ *Tim A Matus*

Tim A Matus

(Name)

Chief Executive Officer/President

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Jeff Dayov

(Signature) /s/ *Jeff Dayov*

Jeff Dayov

(Name)

Chief Financial Officer, Finance Committee

(Title)

4/30/22

(Date)

/s/Tim A Matus

(Signature) /s/ *Tim A Matus*

Tim A Matus

(Name)

Chief Executive Officer/President

(Title)

4/30/22

(Date)

I, Jeff Dayov, being the Chief Financial Officer of Renu Robotics Corporation, a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2021 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2021, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) the tax return information of the Company included in this Form reflects accurately the information reported on the tax return for the Company filed for the fiscal year ended December 31, 2020.

/s/Jeff Dayov
(Signature)   /s/ *Jeff Dayov*

Jeff Dayov
(Name)

Chief Financial Officer, Finance Committee
(Title)

4/30/22
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A
Financial Statements

RENU ROBOTICS, INC.

Financial Statements for the Period Ended December 31, 2020 and 2021.

RENU ROBOTICS, INC.
BALANCE SHEET
DECEMBER 31, 2021 AND DECEMBER 31, 2020
_____

ASSETS

	2021	2020
CURRENT ASSETS		
Cash	$ 2,016,331	$ 3,103,431
Accounts Receivable	153,866	-
Other Current Assets	1,506,725	-
TOTAL CURRENT ASSETS	3,676,921	3,103,431
Fixed / Other Assets	293,878	-
TOTAL ASSETS	3,970,800	3,103,431

LIABILITY AND SHAREHOLDERS' EQUITY

	2021	2020
CURRENT LIABILITIES		
Deferred Revenue	125,840	-
Other Current Liabilities	1,440,335	499,626
TOTAL CURRENT LIABILITIES	1,566,175	499,626
NON-CURRENT LIABILITIES		
Long Term Debt	-	350,000
Other Long-Term Liabilities	-	-
TOTAL LIABILITIES	1,566,175	849,626
SHAREHOLDERS' EQUITY		
Common Stock	6,301,003	3,713,000
Treasury Stock	(154,800)	-
Retained Earnings (Deficit)	(3,741,578)	(1,459,195)
TOTAL SHAREHOLDERS' EQUITY	2,404,624	(2,253,805)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 3,970,800	$ 3,103,431

RENU ROBOTICS, INC.
INCOME STATEMENT
FOR THE PERIODS ENDED DECEMBER 31, 2021 AND DECEMBER 31, 2020

_____

	2021	**2020**
Operating Income		
Sales	$ 581,906	$ 0
Gross Profit	48,970	0
Operating Expense		
Payroll	1,417,261	417,807
Research & Development	66,835	324,770
Rent	97,611	85,060
General & Administrative	759,763	146,178
Advertising	110,655	16,538
	2,452,125	990,535
Net Income from Operations	(2,403,155)	(990,535)
Other Income / Expense	120,772	215,904
Net Income	$ (2,282,383)	$ (774,450)

Prior period restated


RENU ROBOTICS, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIODS ENDED DECEMBER 31, 2021 AND DECEMBER 31, 2020

_____


		2021		**2020**
Cash Flows from Operating Activities				
Net Income (Loss) for the Period	$	(2,282,383)	$	(774,450)
Changes in Accounts Receivable		(153,866)		146,992
Changes in Other Current Assets		(1,506,725)		
Changes in Accrued Liabilities		1,066,549		269,626
Changes in Deferred Revenue				
Net Cash Flows from Operating Activities		(2,876,424)		(357,832)
Cash Flows from Investing Activities				
Change in Fixed Assets		(185,528)		-
Change in Other Assets		(108,350)		
Net Cash Flows from Investing Activities		(293,878)		-
Cash Flows from Financing Activities				
Debt		(350,000)		340,000
Issuance of Common Stock		2,433,203		3,105,000
Net Cash Flows from Investing Activities		2,083,203		3,445,000
Cash at Beginning of Period		3,103,431		16,261
Net Increase (Decrease) In Cash		(1,087,100)		3,087,170
Cash at End of Period	$	2,016,331	$	3,103,431